Exhibit 99.2

Jonathan Litt

Founder & CIO

September 23, 2021

Lexington Realty Trust

One Penn Plaza, Suite 4015

New York, NY 10119

Attn:	Richard Frary, Lead Director
Jamie Handwerker, Director

cc: Lexington Board of Directors

Dear Richard and Jamie,

It was a pleasure speaking with you both on Wednesday. Land & Buildings Investment Management, LLC (together with its affiliates, “Land & Buildings”) is deeply committed to serving the best interests of Lexington Realty Trust’s (“LXP”, “Lexington” or the “Company”) shareholders, with LXP representing Land & Buildings’ largest single investment. We sincerely appreciate you taking the time to meet with us to discuss the current issues facing LXP and the opportunities we believe are available to maximize shareholder value. We hope and expect that this is the beginning of an open and constructive dialogue.

As we discussed, we are deeply concerned with the persistent underperformance at the Company across a host of metrics. Clearly, the self-refresh undertaken by the LXP Board of Directors (the “Board”) failed to bring about any real change or relief for shareholders, as the Company has continued to underperform. This is why there is an urgent need for shareholder representation on the Board. We believe new management is also needed in order to reverse the Company’s prolonged and troubling track record of persistent underperformance, and in order to attract and retain investor support at valuations aligned with the underlying value of the real estate.

The numbers starkly demonstrate that the current Board and management team have failed to deliver for shareholders, including during T. Wilson Eglin’s term as CEO since 2003:

●	LXP’s total shareholder return has underperformed its Industrial Peers by 488% and its Proxy Peers by 490% since Mr. Eglin was appointed CEO;
●	LXP’s earnings have been cut in half during Mr. Eglin’s tenure;
●	LXP’s dividend has been reduced by over 60% during Mr. Eglin’s tenure; and
●	LXP has underperformed Industrial Peers during the tenure of each of the current directors.

A Board refresh that includes direct shareholder representation is imperative to ensure value is maximized for all shareholders. We welcome the opportunity to work with the Board to immediately refresh the Board to position the Company to maximize long-term shareholder value.

As we discussed, the next step in our collaboration would be to schedule a time next week speak with the Nominating and Corporate Governance Committee to discuss a variety of topics, including Board and management refreshment.

1 LANDMARK SQUARE, STAMF0RD, CT 06901 ● (203) 987-5830 ● JL@LNBCG.COM ●LANDANDBUILDINGS.COM

Lexington’s Share Price Has Persistently Lagged its Industrial Peers and Proxy Peers

Lexington’s total shareholder returns have persistently underperformed its Industrial Peers and Proxy Peers, with the current share price below the level when Chairman and CEO Will Eglin was appointed CEO in 2003. Total shareholder returns have significantly underperformed the Company’s Industrial Peers by 488% and its Proxy Peers by a staggering 490% since Mr. Eglin was appointed CEO, as displayed in the chart below.

Total Shareholder Returns	Since CEO (Jan ’03)	Trailing 10 Years	Trailing 5 Years	Trailing 3 Years	Trailing 1 Year
Lexington Realty Trust	267%	231%	67%	71%	20%
Industrial Peers Average	755%	519%	149%	86%	33%
LXP Performance vs. Industrial Peers	-488%	-288%	-81%	-15%	-13%

Proxy Peers Average	757%	358%	99%	65%	40%
LXP Performance vs. Proxy Peers	-490%	-127%	-32%	6%	-20%

Lexington’s Earnings Have Been Cut in Half During Mr. Eglin’s Tenure

LXP’s earnings have declined by 60% under CEO Eglin’s tenure. LXP’s consistent undervaluation and poor cost of capital have led to material earnings declines under LXP’s current Board and management.ii

FFO Growth	Since CEO	Trailing 10 Years	Trailing 5 Years
Lexington Realty Trust	-60%	-20%	-33%
Industrial Peers Average	28%	91%	52%
LXP Underperformance vs. Industrial Peers	-88%	-111%	-84%
Proxy Peers Average	53%	58%	31%
LXP Underperformance vs. Proxy Peers	-113%	-77%	-63%

Lexington’s Dividend Has Been Cut in Half During Mr. Eglin’s Tenure

LXP’s dividend has declined by 63% under CEO Eglin’s tenure, due to a series of dividend cuts as earnings have eroded over time.iii

Dividend Growth	Since CEO	Trailing 10 Years	Trailing 5 Years
Lexington Realty Trust	-63%	-9%	-38%
Industrial Peers Average	11%	109%	41%
LXP Underperformance vs. Industrial Peers	-74%	-117%	-79%
Proxy Peers Average	78%	88%	29%
LXP Underperformance vs. Proxy Peers	-141%	-97%	-67%

1 LANDMARK SQUARE, STAMFORD, CT 06901 ● (203)987-5830 ● JL@LNBCG.COM ● LANDANDBUILDINGS.COM

This troubling and chronic track record of underperformance is no longer tenable. Fresh perspectives and direct shareholder representation are urgently needed in the boardroom.

We believe working together to maximize Lexington’s value will be a beneficial and rewarding effort for all the Company’s stakeholders. We remain at your disposal for any questions and look forward to scheduling a time next week to meet with the Nominating and Corporate Governance Committee.

All the best,

/s/Jonathan Litt

Jonathan Litt

Founder & CIO

Land & Buildings Investment Management, LLC

i Industrial Peers defined by Land & Buildings as STAG, MNR, PLD, DRE, FR, TRNO, REXR, EGP; Proxy Peers defined by the Company in its 2021 proxy statement (DEF 14A page 28) as competitor peer group EGP, EPRT, FR, GTY, NNN, OLP, PSB, REXR, STAG, STOR, TRNO, VER, WPC. Total shareholder returns through August 16, 2021, the day Land & Buildings’ investment was disclosed in Form 13F.

ii FFO growth based on 2021 consensus estimates from Bloomberg as of September 21, 2021 for current year and reported FFO as sourced by company reports and Bloomberg for prior years.

iii Current dividends based on expected full year 2021 regular cash dividends based on current dividend run rates and prior year disclosed regular cash dividends.

1 LANDMARK SQUARE, STAMFORD, CT 06901 ● (203) 987-5830 ● JL@LNBCG.COM ●LANDANDBULDINGS.COM